FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN
BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	J. PATRICK GANNON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 as set forth in the pages attached hereto:

Exhibit 23.1	Consent of the Auditor General.

Exhibit 99.1	Annual Report of the Province of Manitoba for the year ended March 31, 2003, including Volume 1, Public Accounts of the Province of Manitoba for the year ended March 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on November 12, 2003.

Province of Manitoba

By:	/s/Gary Gibson

Gary Gibson

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of the Auditor General.

99.1	Annual Report of the Province of Manitoba for the year ended March 31, 2003, including Volume 1, Public Accounts of the Province of Manitoba for the year ended March 31, 2003.

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